Exhibit d 6 a

MAINSTAY FUNDS TRUST

AMENDMENT TO THE SUBADVISORY AGREEMENT

This Amendment to the Subadvisory Agreement, is made as of the 28th day of February 2014, between New York Life Investment Management LLC (the “Manager”) and Marketfield Asset Management LLC (the “Subadvisor”).

WHEREAS, the Manager and the Subadvisor are parties to a Subadvisory Agreement, dated October 5, 2012, as amended (the “Subadvisory Agreement”); and

WHEREAS, the parties hereby wish to amend the Subadvisory Agreement to reflect revisions to the subadvisory fee with respect to the MainStay Marketfield Fund.

NOW, THEREFORE, the parties agree as follows:

(i)	Schedule A is hereby amended by deleting it in its entirety and replacing it with the Schedule attached hereto.

[The Remainder Of This Page Has Been Left Blank Intentionally.]

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their duly authorized officers and attested effective as of the date first written above.

NEW YORK LIFE INVESTMENT MANAGEMENT LLC

Attest:	/s/ Thomas Lynch	By:	/s/ Stephen P. Fisher
Name:	Thomas Lynch	Name:	Stephen P. Fisher
Title:	Director and Associate	Title:	Co-President
General Counsel

MARKETFIELD ASSET MANAGEMENT LLC

Attest:	/s/ Mark Klein	By:	/s/ Michael Shaoul
Name:	Mark Klein	Name:	Michael Shaoul
Title:	General Counsel and Chief	Title:	Chairman and Chief
	Compliance Officer		Executive Officer

SCHEDULE A

(Effective as of February 28, 2014)

As compensation for services provided by Subadvisor with respect to each of the following Series the Manager will pay the Subadvisor and Subadvisor agrees to accept as full compensation for services rendered hereunder, an annual subadvisory fee with respect to such Series equal to the following:

FUND	ANNUAL RATE

MainStay Marketfield Fund*	0.70% up to $7.5 billion;
0.69% from $7.5 billion to $15 billion; and
0.68% in excess of $15 billion

The portion of the fee based upon the average daily net assets of the Fund shall be accrued daily at the rate of l/(number of days in calendar year) of the annual rate applied to the daily net assets of the Fund.

* Equal to 50% of the Fund’s management fee. Subadvisor will bear 50% of the impact of any management fee breakpoints specified in the Fund’s Management Agreement. The Subadvisor shall not be responsible for any expense limitation reimbursement, fee waivers or similar adjustments for the Fund except as follows. The Manager has voluntarily agreed to waive 0.02% of the Fund’s management fee on assets over $22.5 billion. The Subadvisor has voluntarily agreed to waive its subadvisory fee proportionately on assets over $22.5 billion.